UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 5)

                             JP Foodservice, Inc.
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                               (Name of Issuer)

                    Common Stock Par Value $.01 Per Share
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                        (Title of Class of Securities)

                                 466232 10 5
                          - - - - - - - - - - - - -
                                (CUSIP Number)

            Janet Langford Kelly, Senior Vice President, Secretary
                            and General Counsel
               Sara Lee Corporation, Three First National Plaza,
                          Chicago, Illinois 60602
                                 312/726-2600
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
          (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                June 27, 1996
          - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
           (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box. ( )

          Check the following box if a fee is being paid with the statement ( ) (A fee is not required only if the report-ing person: (1) has a previous statement on file report-ing beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.) (See Rule 13d-7.)


                                 SCHEDULE 13D

          CUSIP No.      466232 10 5

           1         NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO.
                     OF ABOVE PERSON

                     Sara Lee Corporation 36-208-9049
           2         CHECK THE APPROPRIATE BOX IF A MEMBER
                     OF A GROUP*                        (a)  ( )
                                                        (b)  (X)

           3         SEC USE ONLY

           4         SOURCE OF FUNDS*

                     OO
           5         CHECK BOX IF DISCLOSURE OF LEGAL
                     PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) OR 2(e)                   ( )

           6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Maryland

                                    7    SOLE VOTING POWER
                    NUMBER
                                         5,138,210
                      OF
                                    8    SHARED VOTING POWER
                    SHARES
                                         -0-
                 BENEFICIALLY

                   OWNED BY         9    SOLE DISPOSITIVE POWER

                     EACH                5,138,210

                  REPORTING
                                    10   SHARED DISPOSITIVE POWER
                    PERSON
                                         -0-
                     WITH

           11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                     EACH REPORTING PERSON

                     5,138,210

           12        CHECK BOX IF THE AGGREGATE AMOUNT
                     IN ROW (11) EXCLUDES CERTAIN SHARES*    ( )

           13        PERCENT OF CLASS REPRESENTED BY
                     AMOUNT IN ROW (11)

                     32.1%
           14        TYPE OF REPORTING PERSON*

                     CO

                   *  SEE INSTRUCTIONS BEFORE FILLING OUT!
              INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
               ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,


                        AND THE SIGNATURE ATTESTATION.


          ITEM 1.   SECURITY AND ISSUER

                    Item 1 of Schedule 13D (as defined below) is hereby amended to read in its entirety as follows:

                    This Amendment No. 5 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of JP Foodservice, Inc., a Delaware corporation (the "Issuer"), and is being filed on behalf of Sara Lee Corporation to amend the Schedule 13D, filed on November 30, 1994 and amended by Amendment No. 1 thereto filed on December 16, 1994, Amendment No. 2 thereto filed on September 14, 1995, Amendment No. 3 thereto filed on November 30, 1995 and Amendment No. 4 thereto filed on February 20, 1996 (such Schedule 13D as so amended being referred to herein as the "Schedule 13D"). Unless other-wise indicated, all capitalized terms used but not de-fined herein shall have the respective meanings set forth in the Schedule 13D.

          ITEM 2.   IDENTITY AND BACKGROUND

                    Item 2 of Schedule 13D is not being amended.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

                    Item 3 of Schedule 13D is hereby amended to read in its entirety as follows:

                    The information contained under the headings
          "The Recapitalization" on pages 13 and 14 of the Prospec-tus dated November 15, 1994, included in the Issuer's Registration Statement on Form S-1 (Registration No. 33-82724) (the "Prospectus") and "Management--Compensation Committee Interlocks and Insider Participation--Common Stock Issuances in Recapitalization," "Certain Transac-tions--Acquisition," and "Certain Transactions--Exchange" on pages 47, 49 and 50 of the Prospectus, is hereby incorporated by reference.

          ITEM 4.   PURPOSE OF TRANSACTION

                    Item 4 of Schedule 13D is hereby amended to read in its entirety as follows:

                    On November 22, 1994, Sara Lee Corporation acquired 5,054,748 shares of Common Stock at the closing of the initial public offering of the Issuer (see Item 3 above). On December 15, 1994, Sara Lee Corporation acquired an additional 1,083,462 shares of Common Stock. On September 14, 1995, Sara Lee Corporation contributed 1,000,000 shares of Common Stock of the Issuer benefi-cially owned by it to the Sara Lee Foundation, an Illi-nois nonprofit corporation.

                    On June 27, 1996, C. Steven McMillan, Executive Vice President of Sara Lee Corporation, N. Robert Utecht, Vice President of Sara Lee Corporation and Ann E. Ziegler, Executive Director-Corporate Development of Sara Lee Corporation notified the Issuer of their resignations as directors of the Issuer.

                    Sara Lee Corporation will continue to monitor and evaluate its investment in the Issuer in light of pertinent factors, including the following: (i) the Issuer's business, operations, assets, financial condi-tion and prospects; (ii) market, general economic and other conditions; and (iii) other investment opportuni-ties available to Sara Lee Corporation. In light of the foregoing factors, other circumstances arising from time to time and the ongoing plans and requirements of Sara Lee Corporation, Sara Lee Corporation may determine to
          (i) acquire additional securities of the Issuer, (ii) increase or decrease its participation in the determina-tion of the Issuer's management and policies or increase the number of its representatives on the Board of Direc-tors of the Issuer, (iii) dispose of any or all of the securities of the Issuer that Sara Lee Corporation bene-ficially owns or (iv) propose a merger, consolidation, joint venture or other business combination involving the Issuer or its subsidiaries or divisions or a sale or purchase of assets or securities of the Issuer or its subsidiaries or divisions or other similar actions.

                    Except as described above, Sara Lee Corporation does not have either plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corpo-rate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsid-iaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer;
          (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;
          (viii) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
          (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
          Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

                    Item 5 of Schedule 13D is hereby amended to read in its entirety as follows:

                         (a)  According to the Issuer's Form 10-Q
          for the quarter ended March 30, 1996, as of May 1, 1996, there were 16,025,014 shares of Common Stock outstanding. As of the date hereof, Sara Lee Corporation beneficially owns 5,138,210 (or 32.1%) of such shares.

                         (b)  Sara Lee Corporation has the sole
          power to direct the vote of, and the sole power to direct the disposition of, the 5,138,210 shares of Common Stock beneficially owned by it. The Common Stock beneficially owned by Sara Lee Corporation is held of record by PYA/Monarch, Inc., a Delaware corporation and a wholly-owned subsidiary of PYA Holding, Inc., a Delaware corpo-ration and a wholly-owned subsidiary of Sara Lee Corpora-tion.

                         (c)  Neither Sara Lee Corporation, nor to
          the best of its knowledge, any director or executive officer of Sara Lee Corporation, has engaged in any transaction in the Common Stock of the Issuer during the past 60 days.

                         (d)  No other person is known to have the
          right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Sara Lee Corporation.

                         (e)  Not applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELA-TIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

                    Item 6 of Schedule 13D is hereby amended to read in its entirety as follows:

																				Sara Lee Corporation entered into an Amended and
                    Restated Registration Rights Agreements, dated as
                    of November 22, 1994, pursuant to which the Issuer
                    granted Sara Lee Corporation certain demand and
                    piggy-back registration rights.  The legislation
                    Rights Agreement is hereby incorporation by reference.

          ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

                    Item 7 of Schedule 13D is hereby amended to read in its entirety as follows:

                    Exhibit 1    Pages 13-15, 41, 47, 49-50 and 55
                                 of the Prospectus(1)

                    Exhibit 3 Conversion Agreement, dated as of November 15, 1994, among Sara Lee Corporation, the Issuer and the other stockholders of the Issuer prior to the initial public offering1

                    Exhibit 4 Lock-Up Agreement, dated November 18, 1994, among Sara Lee Corpora-tion and the Representatives and Lead Managers named therein1

                    Exhibit 5    Registration Rights Agreement,
                                 dated as of November 22, 1994,
                                 among the Issuer, Sara Lee Corpora-
                                 tion and the other stockholders
                                 named therein1


          1    Previously filed.

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  July 2, 1996

          /s/ Roderick A. Palmore
          Signature

          Roderick A. Palmore, Vice President and Deputy
										  General Counsel